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FOR IMMEDIATE RELEASE

             CENDANT EXTENDS $67 PER SHARE TENDER OFFER
          FOR AMERICAN BANKERS INSURANCE GROUP TO APRIL 6

Stamford, CT and Parsippany, NJ, March 25, 1998 -- Cedant Corporation (NYSE:
CD) announced today it has amended its cash tender offer to purchase approximately 23.5 million common shares of American Bankers Insurance Group, Inc. (NYSE: ABI) at a price of $67 per share in light of the definitive merger agreement entered into on March 23, 1998 between Cendant Corporation and American Bankers. The offer, which commenced on March 16, 1998, and was scheduled to expire at 12:00 midnight, New York City time, on Friday, March 27, has been extended through 12:00 midnight, New York City time, on Monday, April 6, 1998, unless further extended.

Pursuant to the merger agreement, Cendant will acquire American Bankers for cash and stock valued at $67 per share, for an aggregate consideration of approximately $3.1 billion. Under the terms of the merger agreement, Cendant will purchase 23.5 million shares of American Bankers through a cash tender offer, and will pay $67 per share in Cendant shares for the remainder of American Bankers shares outstanding in a second step merger.

As of 5:00 p.m. on March 24, 1998, 11,117,949 shares of American Bankers' stock had been tendered to Cendant under the terms of the offer, including 3,137,541 shares tendered pursuant to notices of guaranteed delivery.

The Information Agent for the Cendant offer is Innisfree M&A Incorporated. The Dealer Managers are Lehman Brothers and Merrill Lynch & Co.

Cendant (NYSE: CD) is the world's premier provider of consumer and business services. With a market capitalization in excess of $30 billion, it ranks among the 100 largest U.S. corporations. Cendant operates in three principal segments: Membership, Travel and Real Estate Services. In Membership Services, Cendant provides access to

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travel, shopping, auto, dining, and other services through more than 66.5 million memberships worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services and the second largest fleet management company. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has more than 34,000 employees, operates in over 100 countries and makes approximately 100 million customer contracts annually.

Investor Contact:          Media Contact:          or:
Laura P. Hamilton          Elliot Bloom            Jim Fingeroth
Senior Vice President      Vice President          Kekst and Company
Corporate Communications    Public Relations
and Investor Relations     (973) 496-8414          (212) 521-4800
(203)965-5114